EXHIBIT 99.2

EASON TECHNOLOGY LIMITED

益生科技集团有限公司

(incorporated in the Cayman Islands as an exempted company with limited liability)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to be held on March 18, 2026

(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ Ordinary Shares (as defined hereunder in Notes)1, of Dunxin Financial Holdings Limited (the “Company”), hereby appoint Mr. Longwen (Stanley) He, the Acting Secretary of the Company or (Name) of (Address)________________ as my/our proxy to attend and act for me/us at the Annual General Meeting2 (or at any adjournment or postponement thereof) of the Company to be held at 10:00 a.m., Eastern Time (11:00 p.m. Beijing Time), on March 18, 2026 at Room 612, 6/F, KaiYue Comm Building, No. 2C, Argyle Street, Mongkok Kowloon, Hong Kong, People’s Republic of China (the “Meeting”).

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below:

1

Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2

If any proxy other than the Acting Secretary of the Company is preferred, strike out the words “Mr. Longwen (Stanley) He, the Acting Secretary of the Company or” and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Annual General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

	For	Against	Abstain
Proposal 1: As an ordinary resolution, that Longwen (Stanley) He be re-elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders.	☐	☐	☐

Proposal 2: As an ordinary resolution, that Stephen Liao be re-elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders.	☐	☐	☐

Proposal 3: As an ordinary resolution, that Jun Hu be re-elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders.	☐	☐	☐

Proposal 4: As an ordinary resolution, that Hao Xu be re-elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders.	☐	☐	☐

Proposal 5: As an ordinary resolution, that Siyuan Xu be re-elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders.	☐	☐	☐

Proposal 6: As an ordinary resolution, that Halen Fu be re-elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders.	☐	☐	☐

Proposal 7: As an ordinary resolution, that Haitao He be elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders.	☐	☐	☐

Proposal 8: As a special resolution, that conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (as defined below):

	☐	☐	☐

a)

the par value of each authorized and issued share in the capital of the Company be reduced from US$0.00005 per share to US$0.0000005 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$0.0000495 on each of the then issued shares of the Company (the “Capital Reduction”);

b)

the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act (As Revised) of the Cayman Islands, the Memorandum and Articles of Association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

c)

immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 100 shares of a par value of US$0.0000005 each (the “Share Sub-Division”);

d)	immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed,

FROM: US$40,000,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.00005 each, and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.00005 each,

TO: US$400,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.0000005 each (the "New Class A Ordinary Shares"), and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.0000005 each (the "New Class B Ordinary Shares") by cancelling the excess authorized but unissued shares in the authorized share capital of the Company, and of which 174,077,555,803 New Class A Ordinary Shares and 512,232,237 New Class B Ordinary Shares are issued and are fully paid up and the remainder are unissued; and

e)

each of the New Class A Ordinary Shares and the New Class B Ordinary Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles of Association of the Company;

Proposal 9: As a special resolution, that subject to the Capital Reduction and Share Sub-Division taking effect, to approve and adopt the Fifth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&AA”) in substitution for the existing Fourth Amended and Restated Memorandum and Articles of Association of the Company, effective from the date of registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction to reflect the Capital Reduction and the Share Sub-Division (the “M&AA Amendment”); and

☐	☐	☐

Proposal 10: As an ordinary resolution, to approve and adopt the Company’s 2026 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares pursuant to the 2026 Equity Incentive Plan.

☐	☐	☐

Dated_________________

Signature(s)___________________________________

Name of Signatory ______________________________

Name of Shareholder ____________________________

1

Notes:

1.

Only the holders of record of the Company’s Class A Ordinary Shares, par value US$0.00005 per share (the "Class A Ordinary Shares") and Class B Ordinary Shares, par value US$0.00005 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the "Ordinary Shares") at the close of business on January 30, 2026, New York time, should use this form of proxy.

2.

Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.

This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Longwen (Stanley) He, Room 612, 6/F, KaiYue Comm Building, No. 2C, Argyle Street, Mongkok Kowloon, Hong Kong, China not less than 48 hours before the time for holding the Annual General Meeting.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting.

2